

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2012

Via E-mail
John D. Hart
Chief Financial Officer
Continental Resources, Inc.
20 N. Broadway, 15th Floor
Oklahoma City, Oklahoma 73126

>   **Re: Continental Resources, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 24, 2012**
>   **File No. 001-32886**

Dear Mr. Hart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Crude Oil and Natural Gas Operations, page 4

Proved reserves, page 5

1.   Please tell us the quantity of natural gas liquids on an oil-equivalent-barrels basis that is reported in your total proved reserves as of December 31, 2011, 2010 and 2009. In your response, please tell us what consideration you have given to providing separate disclosure of natural gas liquids from crude oil and natural gas.

Proved undeveloped reserves, page 7

2.   We note from your disclosure that "Our current 5 year plan anticipates that full development of our PUD inventory will comprise the majority of our currently projected

level of drilling activity and generate additional PUD locations as our current inventory is harvested." We also note from your disclosure that you developed approximately 13% of your PUD's booked as of December 31, 2010 and your 2010 Form 10-K disclosure indicates that approximately 11% of your PUD's were developed from those booked as of December 31, 2009. Given the conversion rates you've disclosed for 2011 and 2010, please clarify for us whether your representation that you will fully develop your PUD inventory in five years was calculated from the date of the initial booking. In this regard, it is not clear how historical conversion rates of less than 20% would result in the conversion of your PUD inventory in the five years required by Rule 4-10(a)(31) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

3.   We note your statement that "Proved reserve additions from all sources amounted to 166,307 MBoe for the year ended December 21, 2011, generating a reserve replacement rate of 736% for the year." Due to the variable components of calculating a reserve replacement measure, please enhance your discussion to address each of the following, without limitation.

- Describe how the ratio is calculated.

- Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).

- Identify the reasons why proved reserves were added. In this regard, explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

- Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

- Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

Non-GAAP Financial Measures, page 69

4.   We note your disclosure and reconciliation of EBITDAX as a non-GAAP financial measure used by management to evaluate operating performance and to evaluate compliance with certain financial covenants required by your credit facility. As EBITDAX is used as a measure of liquidity as it relates to the outstanding credit facility, please amend your disclosure to also include a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure, or net cash provided by operating activities, as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director